Exhibit 12.2

Reckson Operating Partnership, L.P.

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings
Income from continuing operations before non-controlling interests and fixed charges	$34,310	$32,162	$118,258	$99,202	$139,127	$119,867	$32,878

Fixed Charges
Interest	$13,811	$13,809	$59,722	$56,444	$74,163	$76,024	$98,512
Rent expense	1,595	1,621	6,482	6,482	6,482	6,585	6,367
Amortization of debt issuance costs	107	13	339			152	4,312
Capitalized interest	—	—	—	54	(480)	5,118	11,034
Total Fixed Charges	$15,513	$15,443	$66,543	$62,980	$80,165	$87,879	$120,225
Ratio of earnings to fixed charges	2.21	2.08	1.78	1.58	1.74	1.36	0.27